Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As independent registered public accountants, we hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-161393 and 333-48316) of our report dated March 29, 2013, related to the consolidated financial statements of Drew Scientific, Inc. and Subsidiaries (A Carve-out of Escalon Medical Corp. and Subsidiaries) as of June 30, 2012 and for the year then ended included in the Form 8-K/A Amendment No. 1. It should be noted that we have not audited any financial statements of Drew Scientific, Inc. and Subsidiaries (A Carve-out of Escalon Medical Corp. and Subsidiaries) subsequent to June 30, 2012, or performed any audit procedures subsequent to the date of our report.

/s/ MAYER HOFFMAN McCANN, P.C.

Plymouth Meeting, Pennsylvania

March 29, 2013